July 12, 2019

Samuel Lim
Chairman and Chief Executive Officer
Reebonz Holding Limited
c/o Reebonz Limited
5 Tampines North Drive 5
#07-00
Singapore 528548

       Re: Reebonz Holding Limited
           Registration Statement on Form F-1
           Filed July 3, 2019
           File No. 333-232539

Dear Mr. Lim:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Katherine Bagley at (202) 551-2545 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Consumer
Products
cc:    David Dinner